United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. N/A)*

Luby’s, Inc.

(Name of Issuer)

Common Stock, par value $0.32

(Title of Class of Securities)

549282101

(CUSIP Number)

May 27, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 7)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Exploration Capital Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,530,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,530,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,530,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.92%
12.	TYPE OF REPORTING PERSON PN

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen L. Gustin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 50,000
	6.	SHARED VOTING POWER 1,530,000
	7.	SOLE DISPOSITIVE POWER 50,000
	8.	SHARED DISPOSITIVE POWER 1,530,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,580,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.08%
12.	TYPE OF REPORTING PERSON IN

(Page 3 of 7)

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of 6/6/22

Item 1(a).	Name of Issuer:

Luby’s, Inc. (the "Issuer")

Item 1(b).	Address of Issuer’s Principal Executive Offices:

13111 Northwest Freeway, Suite 600

Houston, Texas 77040

Item 2(a).	Name of Persons Filing:

Exploration Capital Fund, LP (“Exploration Capital Fund”)

Stephen L. Gustin (“Stephen Gustin”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of each of the Reporting Persons is 250 East 200 South, Floor 16, Salt Lake City, UT 84111

Item 2(c).	Citizenship:

Exploration Capital Fund is a limited partnership formed under the laws of the State of Delaware. Stephen Gustin is a citizen a U.S. citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.32 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

549282101

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

(Page 4 of 7)

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Exploration Capital Fund beneficially owned 1,530,000 shares of Common Stock.

Stephen Gustin beneficially owned 1,580,000 shares of Common Stock.

(b)	Percent of class:

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 31,083,122 shares of Common Stock outstanding as of April 14, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 9, 2022, filed with the Securities and Exchange Commission on April 21, 2022.

Exploration Capital Fund beneficially owned approximately 4.92% of the outstanding shares of Common Stock.

Stephen Gustin beneficially owned approximately 5.08% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: June 6, 2022

Exploration Capital Fund, LP

By: Exploration Capital General Partner, LLC, as General Partner

By:	/s/ Stephen L. Gustin
	Name:	Stephen L. Gustin
	Title:	Managing Member

Stephen L. Gustin

By:	/s/ Stephen L. Gustin
	Name:	Stephen L. Gustin

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